Exhibit 99.1

VOTING INSTRUCTION FORM ANNUAL AND SPECIAL MEETING KINROSS GOLD CORPORATION (THE "COMPANY") WHEN: WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/KGC2020 REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: The control number has been assigned to you to identify your shares for voting. PROXY DEPOSIT DATE: MAY 4, 2020 all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and • You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person, securityholders can access the Meeting by visiting www.virtualshareholdermeeting.com/KGC2020. To participate in the Meeting, you will need the 16-digit control number. 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account. Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. PLEASE SEE OVER STEP 1REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW.BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEWBY FACSIMILE: 905-507-7793 OR 514-281-8911 MATERIAL AND VOTE NOW BEFORE VOTING. G-13122017

VOTING INSTRUCTION FORM

KINROSS GOLD CORPORATION (THE "COMPANY")

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT
RECORD DATE:	MARCH 11, 2020
PROXY DEPOSIT DATE:	MAY 4, 2020
ACCOUNT NO:	

CUID:
CUSIP:

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): CATHERINE MCLEOD-SELTZER, OR FAILING HER, KATHLEEN M. GRANDY

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐☐☐☐☐☐☐☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-R1B

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01 IAN ATKINSON	☐	☐
02 JOHN A. BROUGH	☐	☐
03 KERRY D. DYTE	☐	☐
04 GLENN A. IVES	☐	☐
05 AVE G. LETHBRIDGE	☐	☐
06 ELIZABETH D. MCGREGOR	☐	☐
07 CATHERINE MCLEOD-SELTZER	☐	☐
08 KELLY J. OSBORNE	☐	☐
09 J. PAUL ROLLINSON	☐	☐
10 DAVID A. SCOTT	☐	☐

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item		
02 TO APPROVE THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.	**FOR** ☐	WITHHOLD ☐
03 TO CONSIDER AND, IF THOUGHT FIT, TO PASS, A SPECIAL RESOLUTION REDUCING THE STATED CAPITAL OF THE COMPANY.	**FOR** ☐	AGAINST ☐
04 TO CONSIDER, AND, IF DEEMED APPROPRIATE, TO PASS AN ADVISORY RESOLUTION ON KINROSS' APPROACH TO EXECUTIVE COMPENSATION.	**FOR** ☐	AGAINST ☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

TO RECEIVE ANNUAL AND/OR INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE MARK THE APPLICABLE BOX. ANNUAL ☐ INTERIM ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

FORMULAIRE D'INSTRUCTIONS DE VOTE
ASSEMBLÉE ANNUELLE ET EXTERAORDINAIRE

KINROSS GOLD CORPORATION (THE "COMPANY")

DATE :
MERCREDI 6 MAI 2020 À 10 H HAE

ADRESSE :
WWW.VIRTUALSHAREHOLDERMEETING.COM/KGC2020

ÉTAPE 1 **PASSEZ EN REVUE VOS OPTIONS DE VOTE**

EN LIGNE : VOTEZ SUR **PROXYVOTE.COM** À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.

NUMÉRISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DÈS MAINTENANT →

VOTE PAR TÉLÉPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU **1 800 474-7501 (EN FRANÇAIS)** OU AU **1 800 474-7493 (EN ANGLAIS).**

VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRÉSENT FORMULAIRE D'INSTRUCTIONS DE VOTE DANS L'ENVELOPPE FOURNIE.

RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.

H-BR02022018

NOUS DEVONS RECEVOIR VOS INSTRUCTIONS DE VOTE AU MOINS UN JOUR OUVRABLE AVANT LA DATE DE DÉPÔT DES PROCURATIONS.

Nº DE CONTRÔLE : →

DATE DE DÉPÔT : 4 MAI 2020

Le numéro de contrôle vous a été attribué aux fins d'identification des actions à l'égard desquelles vous exercerez vos droits de vote.

Vous devez préserver la confidentialité de votre numéro de contrôle et éviter de le divulguer à des tiers, sauf lorsque vous votez à l'aide de l'une des options de vote indiquées dans le présent formulaire. Si vous envoyez le présent formulaire ou fournissez votre numéro de contrôle à des tiers, vous êtes responsable de l'exercice subséquent des droits de vote rattachés à vos actions ou de l'incapacité subséquente de les exercer.

Madame, Monsieur,

Une assemblée sera tenue à l'intention des porteurs de titres de l'émetteur mentionné ci-dessus.

1. Vous recevez le présent formulaire d'instructions de vote et les documents relatifs à l'assemblée ci-joints, selon les directives de l'émetteur, en tant que propriétaire véritable des titres. Vous êtes le propriétaire véritable des titres parce qu'en tant qu'intermédiaires, nous détenons les titres dans un compte pour vous, mais ils ne sont pas immatriculés à votre nom.
2. **Les votes sont sollicités par la direction de l'émetteur ou en son nom.**
3. Même si vous ne souhaitez pas recevoir ces documents, l'émetteur assujetti a le droit de vous les faire parvenir et, si on nous le demande, il est de notre responsabilité de vous les envoyer. Ces documents vous sont envoyés sans frais, dans la langue de correspondance de votre choix, dans la mesure où ils sont disponibles dans cette langue.
4. **À moins que vous n'assistiez à l'assemblée et n'y votiez en personne, nous sommes les seuls à pouvoir exercer les droits de vote rattachés à vos titres en notre qualité de porteurs inscrits ou de fondés de pouvoir du porteur inscrit conformément à vos instructions. Nous ne pouvons pas voter pour votre compte si nous ne recevons pas vos instructions de vote. Veuillez fournir et nous retourner (ou nous envoyer par l'une des autres méthodes possibles) les renseignements demandés dans le présent formulaire afin que nous recevions vos instructions de vote rapidement. Nous soumettrons un vote par procuration en votre nom conformément aux instructions de vote que vous nous donnerez, à moins que vous ne choisissiez d'assister à l'assemblée et d'y voter en personne.**
5. En nous donnant vos instructions de vote, vous confirmez ce qui suit :
   - vous êtes le propriétaire véritable des titres ou vous êtes autorisé à donner ces instructions de vote;
   - vous avez lu les documents et les instructions de vote mentionnés dans le présent formulaire.
6. Vous ne pouvez pas présenter le présent formulaire d'instructions de vote lors de l'assemblée pour voter.
7. Pour assister à l'assemblée et y exercer en personne les droits de vote rattachés à vos actions, veuillez procéder de l'une des manières suivantes, des porteurs de titres peuvent participer à l'assemblée en se rendant à l'adresse www.virtualshareholdermeeting.com/KGC2020. Afin de participer à l'Assemblée, vous aurez besoin dunuméro de contrôle à 16 chiffres qui figure.
8. Sauf si la loi l'interdit ou à moins d'instructions contraires de votre part, le ou les fondés de pouvoir ou la personne dont le nom est inscrit dans l'espace prévu à cet effet auront les pleins pouvoirs pour assister, soumettre des questions et agir à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement ou de report, ainsi que pour voter à l'égard de toutes les questions qui y seront présentées, même si ces questions ne sont pas mentionnées dans le présent formulaire ou dans la circulaire de sollicitation de procurations. Consultez un conseiller juridique si vous souhaitez modifier les pouvoirs de cette personne de quelque façon que ce soit. Si vous avez besoin d'aide, veuillez communiquer avec le responsable de votre compte.
9. Si les présentes instructions de vote sont données au nom d'une société, indiquez la dénomination sociale complète de cette dernière, le nom et le titre de la personne donnant les instructions de vote au nom de la société, ainsi que l'adresse aux fins de signification de la société.
10. **Si les points énoncés dans la circulaire de sollicitation de procurations sont différents des points mentionnés au verso du présent formulaire, la circulaire de sollicitation de procurations prévaudra.**
11. **Le fondé de pouvoir dont le nom figure dans le présent formulaire exercera les droits de vote rattachés aux titres en conformité avec les instructions données. En l'absence d'instructions de vote particulières de votre part dans le présent formulaire, les droits de vote seront exercés comme il est recommandé au verso du présent formulaire ou indiqué dans la circulaire de sollicitation de procurations, à moins que vous n'ayez nommé un fondé de pouvoir.**
12. Le présent formulaire d'instructions de vote doit être lu conjointement avec la circulaire de sollicitation de procurations qui l'accompagne.
13. **Afin que vos instructions soient reçues à temps pour être traitées, assurez-vous que le formulaire d'instructions de vote nous parvienne ou veuillez voter en ligne au moins un jour ouvrable avant la date de dépôt des procurations indiquée ci-dessus ou dans la circulaire de sollicitation de procurations.** Les instructions de vote reçues à la date de dépôt des procurations ou par la suite pourraient ne pas être prises en compte dans la compilation finale.

Le présent formulaire d'instructions de vote confère le pouvoir discrétionnaire de voter relativement aux autres questions qui peuvent être dûment soumises à l'assemblée ou à toute reprise de celle-ci.

Si vous avez des questions ou avez besoin d'aide, veuillez communiquer avec le responsable de votre compte.

Communication de l'information – Choix de recevoir les états financiers ou demande de documents relatifs à l'assemblée

Si vous choisissez de recevoir les états financiers ou demandez les documents relatifs à l'assemblée, votre nom et votre adresse pourront être communiqués à l'émetteur assujetti (ou à son mandataire) aux fins d'envoi par la poste.

VOIR AU VERSO

FORMULAIRE D'INSTRUCTIONS DE VOTE
KINROSS GOLD CORPORATION (THE "COMPANY")

TYPE D'ASSEMBLÉE : ASSEMBLÉE ANNUELLE ET EXTERAORDINAIRE
DATE DE L'ASSEMBLÉE : MERCREDI 6 MAI 2020 À 10 H HAE
DATE DE RÉFÉRENCE : 11 MARS 2020
DATE DE DÉPÔT : 4 MAI 2020 N° CUID :
N° DE COMPTE : N° CUSIP :

N° DE CONTRÔLE : →

ÉTAPE 2 NOMMEZ UN FONDÉ DE POUVOIR (FACULTATIF)

FONDÉ(S) DE POUVOIR : CATHERINE MCLEOD-SELTZER, OU À DÉFAUT, KATHLEEN M. GRANDY

Changement de fondé de pouvoir :

Si vous souhaitez désigner une autre personne que celle mentionnée ci-dessus pour assister, voter et agir en votre nom à l'assemblée ou à toute reprise de celle ci en cas d'ajournement ou de report, veuillez entrer votre nom ou le nom de l'autre personne qui assistera à l'assemblée dans l'espace prévu à cet effet et fournir un **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR UNIQUE QUI REMPLIT TOUTES LES CASES** pour lui permettre d'accéder à l'assemblée. Vous pouvez choisir de diriger la façon dont votre fondé de pouvoir exercera les droits de vote à l'égard de toutes questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de l'assemblée en cas d'ajournement ou de report. À moins que vous ne donniez des instructions contraires, votre fondé de pouvoir aura les pleins pouvoirs pour assister à l'assemblée, y voter et y agir à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de l'assemblée en cas d'ajournement ou de report, même si ces questions ne sont pas indiquées dans le formulaire de procuration ou la circulaire.

Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT (8) CARACTÈRES** pour qu'il ait accès à l'assemblée. Les fondés de pouvoir ne peuvent être validés à l'assemblée des actionnaires virtuelle qu'avec leur **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT (8) CARACTÈRES** que vous entrez ci-après.

VEUILLEZ ÉCRIRE LE NOM DU FONDÉ DE POUVOIR À L'INTÉRIEUR DE LA CASE

→ ☐

MAXIMUM DE 22 CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

CRÉEZ UN NUMÉRO D'IDENTIFICATION À HUIT (8) CARACTÈRES POUR VOTRE FONDÉ DE POUVOIR

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

DOIT COMPRENDRE HUIT CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

F-R1

ÉTAPE 3 INSTRUCTIONS DE VOTE

01 ÉLECTION DES ADMINISTRATEURS : RECOMMANDATION DE VOTE : POUR TOUS LES CANDIDATS AUX POSTES D'ADMINISTRATEUR (REMPLISSEZ UNE SEULE CASE « ■ » PAR CANDIDAT, À L'ENCRE NOIRE OU BLEUE)

	POUR	ABSTENTION		POUR	ABSTENTION
01 IAN ATKINSON	☐	☐	07 CATHERINE MCLEOD-SELTZER	☐	☐
02 JOHN A. BROUGH	☐	☐	08 KELLY J. OSBORNE	☐	☐
03 KERRY D. DYTE	☐	☐	09 J. PAUL ROLLINSON	☐	☐
04 GLENN A. IVES	☐	☐	10 DAVID A. SCOTT	☐	☐
05 AVE G. LETHBRIDGE	☐	☐			
06 ELIZABETH D. MCGREGOR	☐	☐			

POINT(S) : LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES AU MOYEN DU **TEXTE SURLIGNÉ** AU-DESSUS DES CASES (REMPLISSEZ UNE SEULE CASE « ■ » PAR POINT, À L'ENCRE NOIRE OU BLEUE)

02 TO APPROVE THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

POUR ☐ ABSTENTION ☐

03 TO CONSIDER AND, IF THOUGHT FIT, TO PASS, A SPECIAL RESOLUTION REDUCING THE STATED CAPITAL OF THE COMPANY.

POUR ☐ CONTRE ☐

04 TO CONSIDER, AND, IF DEEMED APPROPRIATE, TO PASS AN ADVISORY RESOLUTION ON KINROSS' APPROACH TO EXECUTIVE COMPENSATION.

POUR ☐ CONTRE ☐

POUR RECEVOIR LES PROCHAINS DOCUMENTS DE PROCURATION PAR COURRIER, COCHEZ LA CASE DE DROITE. POUR DEMANDER LES DOCUMENTS POUR CETTE RÉUNION, CONSULTEZ L'AVIS INCLUS DANS LA TROUSSE JOINTE AU FORMULAIRE. ☐

POUR RECEVOIR LES ÉTATS FINANCIERS ANNUELS OU INTERMÉDIAIRES ET LES RAPPORTS DE GESTION CONNEXES, VEUILLEZ COCHER LA CASE APPROPRIÉE.

ANNUELS ☐ INTÉRIM ☐

ÉTAPE 4 LE PRÉSENT DOCUMENT DOIT ÊTRE SIGNÉ ET DATÉ

SIGNATURE(S) *INVALIDE EN L'ABSENCE DE SIGNATURE*

M M J J A A

BROKER ADDRESS 123 ANY STREET ANY CITY/PRO VINCE A1A 1A1 VOTING INSTRUCTION FORM ANNUAL AND SPECIAL MEETING KINROSS GOLD CORPORATION (THE "COMPANY") WHEN: WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/KGC2020 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients’ accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients’ securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election. If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed “routine” in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. Instruction 1 All proposals for this meeting are considered “routine”. We may vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address of the beneficial holder noted above. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. B-V826072019 PLEASE SEE OVER 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 BROKER LOGO

VOTING INSTRUCTION FORM

KINROSS GOLD CORPORATION (THE "COMPANY")

MEETING TYPE:	ANNUAL AND SPECIAL MEETING
MEETING DATE:	WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT
RECORD DATE:	MARCH 11, 2020
PROXY DEPOSIT DATE:	MAY 4, 2020
A/C	

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

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STEP 2 COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLACK OR BLUE INK)

NOMINEE	FOR	WITHHOLD
01 IAN ATKINSON	☐	☐
02 JOHN A. BROUGH	☐	☐
03 KERRY D. DYTE	☐	☐
04 GLENN A. IVES	☐	☐
05 AVE G. LETHBRIDGE	☐	☐
06 ELIZABETH D. MCGREGOR	☐	☐
07 CATHERINE MCLEOD-SELTZER	☐	☐
08 KELLY J. OSBORNE	☐	☐
09 J. PAUL ROLLINSON	☐	☐
10 DAVID A. SCOTT	☐	☐

ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES (FILL IN ONLY ONE BOX " " PER ITEM IN BLACK OR BLUE INK)

02 TO APPROVE THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION. — **FOR** ☐ WITHHOLD ☐

03 TO CONSIDER AND, IF THOUGHT FIT, TO PASS, A SPECIAL RESOLUTION REDUCING THE STATED CAPITAL OF THE COMPANY. — **FOR** ☐ AGAINST ☐

04 TO CONSIDER, AND, IF DEEMED APPROPRIATE, TO PASS AN ADVISORY RESOLUTION ON KINROSS' APPROACH TO EXECUTIVE COMPENSATION. — **FOR** ☐ AGAINST ☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

TO RECEIVE ANNUAL AND/OR INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE MARK THE APPLICABLE BOX. ANNUAL ☐ INTERIM ☐

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. ☐

STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

PROXY FORM ANNUAL AND SPECIAL MEETING KINROSS GOLD CORPORATION (THE "COMPANY") WHEN: WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT WHERE: WWW.VIRTUALSHAREHOLDERMEETING.COM/KGC2020 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: MAY 4, 2020 INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of Management. 2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Unitholder, to attend and act on your behalf at the Annual and Special Meeting of Kinross Gold Corporation. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the virtual meeting in the space provided (see reverse). The Shares represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. If the Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required. 4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 10:00 a.m. EDT, on Monday, May 4, 2020. 5. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the simple instructions. 6. The form of proxy should be signed in the exact manner as the name appears on the form of proxy. 7. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder. 8. Proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors. PLEASE SEE OVER 1 OF 2 S91970 81 010 E: C S:3 E:2 1/1 M A:A V: 1 STEP 1REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW.BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. G-13122017

PROXY FORM

KINROSS GOLD CORPORATION (THE "COMPANY")

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: WEDNESDAY, MAY 6, 2020 AT 10:00 AM EDT
RECORD DATE: MARCH 11, 2020
PROXY DEPOSIT DATE: MAY 4, 2020 **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): CATHERINE MCLEOD-SELTZER, OR FAILING HER, KATHLEEN M. GRANDY

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → [ ]
MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐
MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

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STEP 3 COMPLETE YOUR VOTING DIRECTIONS

01 ELECTION OF DIRECTORS: *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD	Nominee	FOR	WITHHOLD
01 IAN ATKINSON	☐	☐	07 CATHERINE MCLEOD-SELTZER	☐	☐
02 JOHN A. BROUGH	☐	☐	08 KELLY J. OSBORNE	☐	☐
03 KERRY D. DYTE	☐	☐	09 J. PAUL ROLLINSON	☐	☐
04 GLENN A. IVES	☐	☐	10 DAVID A. SCOTT	☐	☐
05 AVE G. LETHBRIDGE	☐	☐			
06 ELIZABETH D. MCGREGOR	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item		
02 TO APPROVE THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.	**FOR** ☐	WITHHOLD ☐
03 TO CONSIDER AND, IF THOUGHT FIT, TO PASS, A SPECIAL RESOLUTION REDUCING THE STATED CAPITAL OF THE COMPANY.	**FOR** ☐	AGAINST ☐
04 TO CONSIDER, AND, IF DEEMED APPROPRIATE, TO PASS AN ADVISORY RESOLUTION ON KINROSS' APPROACH TO EXECUTIVE COMPENSATION.	**FOR** ☐	AGAINST ☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

TO RECEIVE ANNUAL AND/OR INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE MARK THE APPLICABLE BOX. ANNUAL ☐ INTERIM ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

1 OF 2
S91970 81 010 E: C
S:3 E:2 1/1 M
A:A V: 1

JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A1
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

FORMULAIRE DE PROCURATION

ASSEMBLÉE ANNUELLE ET EXTERAORDINAIRE

KINROSS GOLD CORPORATION (THE "COMPANY")

DATE :
MERCREDI 6 MAI 2020 À 10 H HAE

ADRESSE :
WWW.VIRTUALSHAREHOLDERMEETING.COM/KGC2020

ÉTAPE 1 — PASSEZ EN REVUE VOS OPTIONS DE VOTE

EN LIGNE : VOTEZ SUR **PROXYVOTE.COM** À L'AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS.

NUMÉRISEZ POUR VOIR LES DOCUMENTS ET VOTEZ DÈS MAINTENANT ➔

VOTE PAR TÉLÉPHONE : VEUILLEZ TRANSMETTRE VOS INSTRUCTIONS AU **1 800 474-7501 (EN FRANÇAIS)** OU AU **1 800 474-7493 (EN ANGLAIS)**.

VOTE PAR LA POSTE : VEUILLEZ RETOURNER LE PRÉSENT FORMULAIRE D'INSTRUCTIONS DE VOTE DANS L'ENVELOPPE FOURNIE.

RAPPEL : PASSEZ EN REVUE LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS AVANT DE VOTER.

H-BR02022018

NOUS DEVONS RECEVOIR VOS INSTRUCTIONS DE VOTE AU MOINS UN JOUR OUVRABLE AVANT LA DATE DE DÉPÔT DES PROCURATIONS.

Nº DE CONTRÔLE : ➔

DATE DE DÉPÔT : 4 MAI 2020

INSTRUCTIONS:

1. La présente procuration est **sollicitée par la direction.**
2. Vous avez le droit de nommer une autre personne ou une société (accompagné de la documentation appropriée) de votre choix, qui n'est pas tenue d'être un porteur de parts, pour assister et agir en votre nom à l'assemblée annuelle et extraordinaire de Kinross Gold Corporation. Si vous souhaitez nommer une personne qui n'est pas nommée aux présentes, veuillez indiquer le nom de votre fondé de pouvoir et fournir un **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR** unique à l'égard de la personne que vous nommez lui permettant d'assister à l'assemblée virtuelle dans l'espace réservé à cette fin (voir au verso). Les droits de vote afférent aux parts représentées par le présent formulaire de procuration peuvent être exercés au gré du fondé de pouvoir en ce qui a trait aux modifications apportées à l'ordre du jour qui accompagne l'avis de convocation ou toute autre question qui peut être dûment soumise à l'assemblée.

   Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT CARACTÈRES** pour qu'il ait accès à l'assemblée. Les fondés de pouvoir ne peuvent être validés à l'assemblée des actionnaires virtuelle qu'avec le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT CARACTÈRES** que vous entrez.

   SI VOUS NE CRÉEZ PAS UN NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT CARACTÈRES, VOTRE FONDÉ DE POUVOIR N'AURA PAS ACCÈS À L'ASSEMBLÉE VIRTUELLE.
3. Si les parts sont immatriculées au nom de plus d'un porteur (dans le cas, par exemple, d'une propriété conjointe, de fiduciaires ou d'exécuteurs/de liquidateurs), toutes les personnes qui figurent sur l'immatriculation doivent signer le présent formulaire de procuration. Si vous votez pour le compte d'une société ou d'une autre personne, des documents attestant votre pouvoir de signer le présent formulaire de procuration peuvent être requis.
4. Le présent formulaire de procuration ne sera pas valide et ne pourra servir de fondement pour agir ni pour exercer des droits de vote à moins qu'il ne soit rempli de la manière indiquée aux présentes et remis à l'attention de Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham (Ontario) L3R 9Z9, Canada au plus tard à 20 h 00, heure avancée de l'Est, le mercredi 4 mai 2020.
5. Pour voter rapidement, vous pouvez utiliser un téléphone à clavier ou Internet. Pour voter par téléphone, composez le numéro sans frais 1-800-474-7501 (français) ou le 1-800-474-7493 (anglais). On vous demandera d'entrer votre numéro de contrôle imprimé ci-dessus. Le service de vote par téléphone ou par Internet n'est pas offert le jour même de l'assemblée et on ne peut pas utiliser le système de téléphone si vous envisagez d'assister à l'assemblée et si vous voulez désigner une autre personne aux fins d'y assister en votre nom. Pour voter par Internet, veuillez vous rendre à l'adresse www.proxyvote.com et suivre les simples instructions.
6. Le formulaire de procuration doit être signé exactement selon le nom qui figure sur le formulaire de procuration.
7. Si le formulaire de procuration n'est pas daté, il sera réputé porter la date du jour de son envoi par la poste au porteur.
8. La présente procuration sera exercée conformément à vos directives. En l'absence de directives au verso des présentes quant à toute question soumise à l'assemblée, les droits de vote seront exercés conformément aux recommandations du conseil d'administration.

VOIR AU VERSO

FORMULAIRE DE PROCURATION

KINROSS GOLD CORPORATION (THE "COMPANY")

TYPE D'ASSEMBLÉE : ASSEMBLÉE ANNUELLE ET EXTERAORDINAIRE
DATE DE L'ASSEMBLÉE : MERCREDI 6 MAI 2020 À 10 H HAE
DATE DE RÉFÉRENCE : 11 MARS 2020
DATE DE DÉPÔT : 4 MAI 2020 **N° CUID :**
N° DE COMPTE : **N° CUSIP :**

Nº DE CONTRÔLE : →

ÉTAPE 2 **NOMMEZ UN FONDÉ DE POUVOIR (FACULTATIF)**

FONDÉ(S) DE POUVOIR : CATHERINE MCLEOD-SELTZER, OU À DEFAUT, KATHLEEN M. GRANDY

Changement de fondé de pouvoir :

Si vous souhaitez désigner une autre personne que celle mentionnée ci-dessus pour assister, voter et agir en votre nom à l'assemblée ou à toute reprise de celle ci en cas d'ajournement ou de report, veuillez entrer votre nom ou le nom de l'autre personne qui assistera à l'assemblée dans l'espace prévu à cet effet et fournir un **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR UNIQUE QUI REMPLIT TOUTES LES CASES** pour lui permettre d'accéder à l'assemblée. Vous pouvez choisir de diriger la façon dont votre fondé de pouvoir exercera les droits de vote à l'égard de toutes questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de l'assemblée en cas d'ajournement ou de report. À moins que vous ne donniez des instructions contraires, votre fondé de pouvoir aura les pleins pouvoirs pour assister à l'assemblée, y voter et y agir à l'égard des questions qui pourraient être dûment soumises à l'assemblée ou à toute reprise de l'assemblée en cas d'ajournement ou de report, même si ces questions ne sont pas indiquées dans le formulaire de procuration ou la circulaire.

Vous **DEVEZ** fournir à votre fondé de pouvoir le **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT (8) CARACTÈRES** pour qu'il ait accès à l'assemblée. Les fondés de pouvoir ne peuvent être validés à l'assemblée des actionnaires virtuelle qu'avec leur **NOM EXACT** et le **NUMÉRO D'IDENTIFICATION DU FONDÉ DE POUVOIR À HUIT (8) CARACTÈRES** que vous entrez ci-après.

VEUILLEZ ÉCRIRE LE NOM DU FONDÉ DE POUVOIR À L'INTÉRIEUR DE LA CASE

→ ☐

MAXIMUM DE 22 CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

CRÉEZ UN NUMÉRO D'IDENTIFICATION À HUIT (8) CARACTÈRES POUR VOTRE FONDÉ DE POUVOIR

→ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

DOIT COMPRENDRE HUIT CARACTÈRES - EN CARACTÈRES D'IMPRIMERIE

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ÉTAPE 3 **INSTRUCTIONS DE VOTE**

01 ÉLECTION DES ADMINISTRATEURS : RECOMMANDATION DE VOTE : POUR TOUS LES CANDIDATS AUX POSTES D'ADMINISTRATEUR (REMPLISSEZ UNE SEULE CASE « ■ » PAR CANDIDAT, À L'ENCRE NOIRE OU BLEUE)

	POUR	ABSTENTION		POUR	ABSTENTION
01 IAN ATKINSON	☐	☐	07 CATHERINE MCLEOD-SELTZER	☐	☐
02 JOHN A. BROUGH	☐	☐	08 KELLY J. OSBORNE	☐	☐
03 KERRY D. DYTE	☐	☐	09 J. PAUL ROLLINSON	☐	☐
04 GLENN A. IVES	☐	☐	10 DAVID A. SCOTT	☐	☐
05 AVE G. LETHBRIDGE	☐	☐			
06 ELIZABETH D. MCGREGOR	☐	☐			

POINT(S) : LES RECOMMANDATIONS DE VOTE SONT INDIQUÉES AU MOYEN DU **TEXTE SURLIGNÉ** AU-DESSUS DES CASES (REMPLISSEZ UNE SEULE CASE « ■ » PAR POINT, À L'ENCRE NOIRE OU BLEUE)

02 TO APPROVE THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.	POUR ☐	ABSTENTION ☐
03 TO CONSIDER AND, IF THOUGHT FIT, TO PASS, A SPECIAL RESOLUTION REDUCING THE STATED CAPITAL OF THE COMPANY.	POUR ☐	CONTRE ☐
04 TO CONSIDER, AND, IF DEEMED APPROPRIATE, TO PASS AN ADVISORY RESOLUTION ON KINROSS' APPROACH TO EXECUTIVE COMPENSATION.	POUR ☐	CONTRE ☐

POUR RECEVOIR LES PROCHAINS DOCUMENTS DE PROCURATION PAR COURRIER, COCHEZ LA CASE DE DROITE. POUR DEMANDER LES DOCUMENTS POUR CETTE REUNION, CONSULTEZ L'AVIS INCLUS DANS LA TROUSSE JOINTE AU FORMULAIRE. ☐

POUR RECEVOIR LES ÉTATS FINANCIERS ANNUELS OU INTERMÉDIAIRES ET LES RAPPORTS DE GESTION CONNEXES, VEUILLEZ COCHER LA CASE APPROPRIÉE.

ANNUELS ☐ INTÉRIM ☐

ÉTAPE 4 **LE PRÉSENT DOCUMENT DOIT ÊTRE SIGNÉ ET DATÉ**

SIGNATURE(S) *INVALIDE EN L'ABSENCE DE SIGNATURE*

M M J J A A